FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

January 24, 2011

Item 3:	News Release:

A news release dated & issued on January 24, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. and Alto Ventures Ltd. (together the “Companies”) announced the receipt of draft of an NI 43-101 compliant technical report (the “Report”), including a new Mineral Resource Estimate for the DAC Gold Deposit on the Destiny Project located near Val d’Or, Quebec.

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J and Alto Ventures Ltd. (“ATV”) TSX-V: ATV (together “the Companies”) are pleased to announce receipt of a draft of an NI43-101 Technical Report (the Report) including a new Mineral Resource Estimate for the DAC Gold Deposit on the Destiny Project located near Val d’Or, Quebec.  The Report was prepared by Wardrop, a Tetra Tech Company (Wardrop) and incorporates over 7,600 m of additional drilling that was completed on the deposit subsequent to an earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd and filed on SEDAR in 2007.

See the full news release dated January 24, 2011, attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

January 24, 2011